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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2004

                         Commission File Number 1-31994

              SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
                 (Translation of Registrant's Name Into English)

                               18 Zhangjiang Road
                        Pudong New Area, Shanghai 201203
                           People's Republic of China
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

        Form 20-F [X] Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

        Yes [ ] No [X]

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

        Yes [ ] No [X]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934):

        Yes [ ] No [X]

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

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Semiconductor Manufacturing International Corporation (the "Registrant") is
furnishing under the cover of Form 6-K:

Exhibit 99.1: Press release, dated August 25, 2004, relating to complaint filed by TSMC with the U.S. International Trade Commission alleging trade secret misappropriation and patent infringement.

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                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Semiconductor Manufacturing
                                      International Corporation


                                      By: /s/ Richard R. Chang
                                          --------------------------------------
                                          Name:  Richard R. Chang
                                          Title: Chairman of the Board,
                                                  President and Chief Executive
                                                  Officer

Date: August 25, 2004

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                                  EXHIBIT INDEX

Exhibit        Description
-------        -----------

Exhibit 99.1: Press release, dated August 25, 2004, relating to complaint filed by TSMC with the U.S. International Trade Commission alleging trade secret misappropriation and patent infringement.

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SMIC WILL VIGOROUSLY DEFEND AGAINST NEW CLAIMS FROM TSMC AND ADVOCATES FAIR
COMPETITION

Shanghai, China, August 25th, 2004 Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC") has recently filed a proceeding against Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) with the United States International Trade Commission (the "ITC"). In this ITC proceeding, TSMC has alleged substantially the same trade secret misappropriation claims which are currently pending before the California State Court, and patent infringement claims regarding three patents which are the subject of a new suit TSMC filed concurrently with the ITC proceeding, against the Company in the U.S. District Court for the Northern District of California.

As with the previous claims in TSMC's other lawsuits, SMIC is in the process of conducting an investigation of the new claims and will assess and formulate its strong defenses to the new claims.

SMIC emphasizes that it respects the intellectual property of others. Given SMIC's reputable technology partners and customers, and strong experienced in-house technical team, SMIC's success has been accomplished without the need to misappropriate any third party's trade secrets.

SMIC welcomes all semiconductor companies including those from Taiwan to jointly develop the rapidly growing China semiconductor market. Advocating fair and friendly competition, SMIC is willing to share its China experience.

About SMIC
SMIC is one of the leading semiconductor foundries in the world. As a foundry, SMIC provides integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron technologies. Established in April 2000, SMIC, a Cayman Islands company, operates three 8-inch wafer fabrication facilities in the Zhangjiang High-Tech Park in Shanghai, and an 8-inch wafer fabrication facility in Tianjin, China. In addition, SMIC is currently constructing 12-inch wafer fabrication facilities in Beijing, China. SMIC's Fab 1 was named one of two "Top Fabs of the Year 2003" by Semiconductor International, a leading industry publication in May 2003. In addition to IC manufacturing, SMIC provides customers with a full range of services, including design services, mask manufacturing and wafer probe test. For more information, please visit www.smics.com.

SMIC Contact:
Sarina Huang
SMIC Public Relations
Shanghai, China
+86 21 5080 2000 x 10356
Sarina_Huang@smics.com